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                                                                Exhibit 99.2


CONTACTS:                                             Rodney S. Kenley
Lawrence H.N. Kinet                                   Founder and V.P. of
Chairman and CEO                                      Business Development
Aksys, Ltd.                                           Aksys, Ltd.
(847) 229-2222                                        (847) 229-2299
FOR IMMEDIATE RELEASE
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AKSYS, LTD. IS ISSUED TEN NEW PATENTS ON PHD(TM) PERSONAL HEMODIALYSIS SYSTEM
   -PATENT PORTFOLIO NOW INCLUDES A TOTAL OF 21 U.S. PATENTS, 3 U.S. PATENT
          ALLOWANCES, AND 4 FOREIGN PATENTS FOR THE PHD(TM) SYSTEM-

LINCOLNSHIRE, IL, FEBRUARY 11, 1998 - Aksys, Ltd. (Nasdaq/NNM: AKSY), today announced the U.S. Patent and Trademark Office has awarded the Company ten additional patents, and notified the Company that three other patent applications have been allowed, on the Aksys PHD(TM) Personal Hemodialysis System. The PHD(TM) System is being developed to allow patients to perform daily hemodialysis outside of traditional dialysis clinics. Also, two additional foreign patents have been awarded to the Company. These patents are in addition to seven U.S. and two foreign patents it now owns and four U.S. patents to which the Company has exclusive rights.

"These patents are the latest in a stream of patent awards which we expect to continue for some time. We are pleased with the return on our significant investment in technology and our progress in developing a strong patent portfolio to protect it," stated Rod Kenley, the Company's founder and lead inventor on most of the patents. "We believe this will become increasingly valuable as economic and clinical forces favoring frequent, alternate site hemodialysis continue to gain momentum and the demand for products specifically designed for this application grow."

Among the technologies covered by these patents are methods of automatically priming, rinsing, and quantifying the integrity and performance of an artificial kidney with each use. Also covered are designs for blood tubing set connectors and the process by which they are disinfected. The Company continues to progress toward its goals of submitting an investigational device exemption during the third quarter of 1998 and commencing a clinical evaluation of the PHD(TM) System during the fourth quarter of 1998.

Aksys, Ltd. is developing hemodialysis products and services for patients suffering from inadequate kidney function. These products and services include the Company's lead product in development, the PHD(TM) System, which is designed to improve clinical outcomes of patients and reduce mortality, morbidity, and the associated high cost of patient care. Further information is available at Aksys' website:
WWW.AKSYS.COM.

This press release contains forward-looking statements that involve a number of risks and uncertainties. The Company's actual results (including the timetable for the first clinical evaluation) could differ materially from the results identified or implied in any forward-looking statement and these statements are based on the Company's views as of the date they are made with respect to future events. Factors that could cause such a difference include, but are not limited to, risks related to the failure to meet development and manufacturing milestones on a timely basis, changes in GMP requirements, changing market conditions, risks related to the regulatory approval process, whether and when the Company will obtain clearance from the FDA of a 510(K) pre-market notification and what additional clinical and other data the Company might have to obtain in connection with seeking such clearance, and risks associated with the timing and scope related to the commencement of clinical trials based on an approved Investigational Device Exemption (IDE), a prerequisite for the commencement of such trials.

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